Equity One, Inc.

Supplemental Information Package

December 31, 2001



Equity One, Inc.
1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Tel: (305) 947-1664   Fax: (305) 947-1734
www.equityone.net

Equity One, Inc.

Supplemental Information

December 31, 2001

(unaudited)

TABLE OF CONTENTS   <u>Page</u>

Forward Looking Statements

Certain information contained in this Supplemental Information Package may contain forward-looking statements regarding company and property performance within the meaning of the Private Securities Litigation Reform Act of 1995. Future results could vary materially from actual results depending on risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the Company operates. The Company assumes no obligation to update this information. For more details, please refer to Equity One's SEC filings, including the most recent report on Form 10-K and Form 10-Q.

Basis of Presentation

The results for the quarter and twelve months ended December 31, 2001 reflect the acquisitions of UIRT and CEFUS. Additionally, all periods since August 18, 2000 have been restated to account for the acquisition of 68.07% of the stock of First Capital Realty (TSE:FCR), the parent of CEFUS, by Gazit-Globe (1982) Ltd. (TLV:GLOB), Equity One's majority shareholder. The restatement consolidates the operations of Equity One and CEFUS between August 18, 2000 and September 19, 2001, subject to a 31.93% minority interest in CEFUS. On September 20, 2001, Equity One acquired 100% of CEFUS from First Capital Realty, thereby acquiring the remaining 31.93% minority interest.

Equity One, Inc.
Summary Operating Information
for the periods ended December 31, 2001 and 2000
(in thousands, except per share data)

	3 Months Ended		12 Months Ended	
	Dec 31, 2001	Dec 31, 2000	Dec 31, 2001	Dec 31, 2000
Total Dividends Paid per Share	$ 0.27	$ 0.26	$ 1.06	$ 1.04
Funds from Operations per share	$ 0.35	$ 0.35	$ 1.34	$ 1.31
Dividend / FFO Payout Ratio	77.1%	74.3%	79.1%	79.4%
FFO multiple (annualized)	9.8		10.3	
Adjusted Funds from Operations per share	$ 0.32	$ 0.32	$ 1.25	$ 1.21
Dividend / AFFO Payout Ratio	84.4%	81.3%	84.8%	86.0%
AFFO multiple (annualized)	10.7		11.0	
EBITDA (excl Gain/(Loss) on RE Sales)	$ 15,831	$ 13,926	$ 54,893	$ 33,406
Interest Expense and				
Financing Fee Amortization	$ 5,912	$ 5,813	$ 22,243	$ 12,807
EBITDA : Interest Coverage Ratio	2.7	2.4	2.5	2.6
EBITDA Margin (EBITDA/Total Revenues)	64.1%	67.7%	66.1%	67.3%
Property Net Operating Income (NOI)				
Total Rental Income	$ 24,065	$ 19,262	$ 80,130	$ 47,676
Operating Expenses (1)	7,765	5,843	24,936	13,661
Net Operating Income	$ 16,300	$ 13,419	$ 55,194	$ 34,015
NOI Margin (NOI/Total Rental Income)	67.7%	69.7%	68.9%	71.3%

(1)   net of intercompany expenses which have been eliminated.

Same Property NOI (2)				
Total Rental Income	$ 9,170	$ 9,373	$ 33,813	$ 32,661
Operating Expenses	2,757	2,700	9,323	8,864
Net Operating Income	$ 6,413	$ 6,673	$ 24,490	$ 23,797
Growth in Same Property NOI	-3.9%		2.9%	

(2)   includes only original Equity One properties owned in the current and prior periods. Lake Mary recorded $1,070 of termination fees in December 2000.

General & Administrative Expenses	$ 1,099	$ 903	$ 3,553	$ 2,559
as % of Total Revenues	4.45%	4.39%	4.28%	5.16%
as % of Total Assets	0.66%		0.53%	

Equity One, Inc.
Summary Balance Sheet Information
as of December 31, 2001 and 2000
(in thousands, except per share data)

		Dec 31, 2001		Dec 31, 2000
Closing Market Price	$	13.740	$	9.875
Dividend Yield (based on current annualized dividend)		7.86%		10.53%
Book Value per share (fully diluted, end of period)	$	9.497	$	9.250
Liquidity				
Cash and Cash Equivalents	$	906	$	2,347
Credit Facilities				
Gross Available under Current Credit Facilities	$	50,641	$	20,641
- **Outstanding Balance**		27,409		4,243
- **Holdback for Letters of Credit**		999		1,580
- **Escrowed for Tax and Insurance**		448		440
Net Available under Credit Facilities	$	21,784	$	14,378
Equity Capitalization (end of period)				
Common Stock (in thousands)				
Common Stock Outstanding Shares (excluding Walden Woods)		28,620.757		12,705.825
Equity Related to Step Acquisition		0.000		7,147.350
Sub-total basic shares		28,620.757		19,853.175
Unvested Restricted Common Shares		160.086		79.820
Walden Woods Shares		93.656		93.656
Northport Operating Partnership Units		261.850		261.850
Common Stock Options/Warrants (Treasury Method, closing price)		164.620		0.000
Fully Diluted Common Stock		29,300.969		20,288.501
Net Debt (adjusted for Cash, Restricted Cash, Securities)	$	368,188	$	276,927
Minority Interest		0		33,887
Equity Market Capitalization (fully diluted, end of period)		402,595		200,349
Total Market Capitalization	$	770,783	$	511,163
Net Debt to Total Market Capitalization		47.8%		54.2%
Gross Real Estate Investments	$	656,005	$	501,528
- Accumulated Depreciation		(28,318)		(17,829)
Net Real Estate Investments	$	627,687	$	483,699
Net Debt to Gross Real Estate Investment		56.1%		55.2%
Fixed Rate Mortgage Debt (1)	$	296,887	$	280,396
Variable Rate Bank Debt (including swaps or rate-locks)		75,569		4,243
Total Debt	$	372,456	$	284,639
% Fixed Rate Debt (1)		79.7%		98.5%
% Variable Rate Debt (including swaps or rate-locks)		20.3%		1.5%
Weighted-average Interest Rate on Fixed Rate Debt (1)		7.76%		NA

(1) excluding any bank debt which has been swapped or rate locked for an interim period

Equity One, Inc.
Consolidated Statements of Earnings (unaudited)
for the periods ended December 31, 2001 and 2000
(in thousands, except per share data)

	3 Months Ended			12 Months Ended		
		Dec 31, 2001	Dec 31, 2000		Dec 31, 2001	Dec 31, 2000
Revenues						
Income from Rental Properties						
Minimum Rental	$	18,498	$ 15,067	$	61,134	$ 37,202
Expense Recoveries		5,528	3,920		18,029	9,728
Percentage Rent Payments		39	275		967	746
Total Rental Income	$	24,065	$ 19,262	$	80,130	$ 47,676
Management Fee Income		128	159		927	360
Gain on Sale of Securities		0	0		33	0
Dividend & Interest Income		487	1,149		1,897	1,585
Total Revenues	$	24,680	$ 20,570	$	82,987	$ 49,621
Expenses						
Operating Expenses	$	7,765	$ 5,843	$	24,936	$ 13,661
Depreciation & Amortization		3,277	2,551		11,114	6,284
Interest Expense & Fee Amortization		5,912	5,813		22,243	12,807
General & Administrative		1,099	903		3,553	2,559
Total Expenses	$	18,053	$ 15,110	$	61,846	$ 35,311
Income before Loss on Sale of Real Estate, Equity in Income						
of Unconsolidated Entities, Minority Interest in (Loss)/						
Earnings of Consolidated Subsidiary, Income						
Taxes, Minority Interest and Extraordinary Item	$	6,627	$ 5,460	$	21,141	$ 14,310
Loss on Sale of Real Estate		0	(63)		(609)	(63)
Equity in Income of Unconsolidated Entities		40	29		494	5
Minority Interest in (Loss)/Earnings of Consolidated						
Subsidiary		(25)	73		(99)	0
Income Tax Credit/(Expense)						
Current		0	(22)		593	(23)
Deferred		0	(849)		374	(1,071)
Net Income before Minority Interest and Extraordinary Item	$	6,642	$ 4,628	$	21,894	$ 13,158
Minority Interest		0	(486)		(1,627)	(603)
Net Income before Extraordinary Item	$	6,642	$ 4,142	$	20,267	$ 12,555
Extraordinary Item - Prepayment Penalty		(1,546)	0		(1,546)	0
Net Income	$	5,096	$ 4,142	$	18,721	$ 12,555
Basic Earnings per Share						
Net Income before Extraordinary Item	$	0.23	$ 0.21	$	0.90	$ 0.88
Extraordinary Item		(0.05)	0.00		(0.07)	0.00
Net Income	$	0.18	$ 0.21	$	0.83	$ 0.88
Diluted Earnings per Share						
Net Income before Extraordinary Item	$	0.23	$ 0.21	$	0.90	$ 0.87
Extraordinary Item		(0.05)	0.00		(0.07)	0.00
Net Income	$	0.18	$ 0.21	$	0.83	$ 0.87
Weighted Average Shares Outstanding						
Basic		28,560	19,291		22,414	14,285
Diluted		29,248	19,576		23,037	14,504

Equity One, Inc.
Consolidated Statements of Funds from Operations (unaudited)
for the periods ended December 31, 2001 and 2000
(in thousands, except per share data)

	3 Months Ended		12 Months Ended	
	Dec 31, 2001	Dec 31, 2000	Dec 31, 2001	Dec 31, 2000
Net Income	$ 5,096 $	4,142	$ 18,721 $	12,555
Depreciation of Real Estate	3,238	2,482	10,995	6,147
Amortization of Capitalized Leasing Fees	60	48	207	165
Extraordinary Item - Prepayment Penalty	1,546	0	1,546	0
Loss on Sale of Real Estate	0	63	609	63
Interest on Convertible Partnership Units	65	20	259	20
Minority Interest in Loss/(Earnings)				
Consolidated Subsidiary	25	(73)	99	0
Deferred Income Taxes	0	849	(374)	1,071
Depreciation in Unconsolidated Entities	164	24	238	33
Minority Interest Share of FFO Adjustments	0	(721)	(1,369)	(1,010)
Funds from Operations	$ 10,194 $	6,834	$ 30,931 $	19,044
Increase	*49.2%*		*62.4%*	
FFO per share (diluted)	$ 0.35 $	0.35	$ 1.34 $	1.31
Increase	*0.0%*		*2.3%*	
Adjusted Funds from Operations (AFFO)				
Funds from Operations	$ 10,194 $	6,834	$ 30,931 $	19,044
less:				
Straight Line Rent Adjustment	$ 32 $	32	$ 129 $	129
Recurring Capital Expenditures				
Tenant Improvements	302	191	686	573
Leasing Commissions and Fees	162	166	494	455
Other Capital Expenditures	394	163	934	397
Total Recurring Capital Expenditures	$ 858 $	520	$ 2,114 $	1,425
Adjusted Funds from Operations	$ 9,304 $	6,282	$ 28,688 $	17,490
Increase	*48.1%*		*64.0%*	
AFFO per share (diluted)	$ 0.32 $	0.32	$ 1.25 $	1.21
Increase	*0.0%*		*3.3%*	
Weighted Average Diluted Shares	29,248	19,576	23,037	14,504

Equity One, Inc.
Consolidated Balance Sheets (unaudited)
as of December 31, 2001 and 2000
(in thousands, except per share data)

	Dec 31, 2001	Dec 31, 2000
Assets		
Rental Properties and Developments		
Land, Buildings and Equipment	$ 607,507	$ 468,957
Building Improvements	18,794	10,901
Land Held for Development	23,792	13,468
Construction in Progress	5,912	8,202
Subtotal	**656,005**	**501,528**
Less: Accumulated Depreciation	(28,318)	(17,829)
Rental Properties and Developments, Net	**627,687**	**483,699**
Cash and Cash Equivalents	906	2,347
Restricted Cash	1,715	4,273
Securities Available for Sale	1,681	1,403
Accounts and Other Receivables, Net	5,564	5,822
Notes Receivable	9,697	12,259
Due from Related Parties	57	9,361
Deposits	6,219	822
Prepaid and Other Assets	2,855	7,392
Deferred Expenses, Net	3,132	1,404
Investments in Unconsolidated Entities	7,742	11,707
Goodwill, Net	1,281	1,352
Future Income Tax Assets	0	976
Total Assets	**$ 668,536**	**$ 542,817**
Liabilities and Shareholders' Equity		
Liabilities		
Mortgage Notes Payable	$ 345,047	$ 280,396
Credit Agreements	27,409	4,243
Accounts Payable and Accrued Expenses	8,987	14,650
Tenant Security Deposits	4,090	1,476
Deferred Rental Income	766	662
Due to Related Parties	101	15,965
Minority Interest in Equity of Consolidated Subsidiary	3,869	3,875
Total Liabilities	**390,269**	**321,267**
Minority Interest	**0**	**33,887**
Shareholders' Equity		
Common Stock, $0.01 par value	288	128
Additional Paid-in Capital	283,619	105,368
Equity Related to Step Acquisition	0	82,123
Retained Earnings	1,808	1,709
Accumulated Other Comprehensive Income	(34)	(311)
Unamortized Restricted Stock Compensation	(1,836)	(809)
Note Receivable from Issuance of Common Stock	(5,578)	(545)
Total Shareholders' Equity	**278,267**	**187,663**
Total Liabilities and Shareholders' Equity	**$ 668,536**	**$ 542,817**

Equity One, Inc.
Debt Summary
as of December 31, 2001
(in thousands)

Property	Loan Closing/ Refinancing Date (1)	Original Loan Amount (2)	Maturity Date	Rate (3)	Dec 31, 2001 Balance
Fixed Rate Mortgage Debt					
Ft. Caroline	03/29/95	$ 2,500	04/01/02	9.350%	$ 2,098
Village by the Parks	09/20/01	3,744	06/01/02	8.180%	3,723
Eustis Square	10/22/93	5,942	07/01/02	9.000%	4,474
Forest Edge	05/01/96	2,099	10/01/02	6.900%	1,646
Lantana	02/19/98	4,400	02/15/05	6.950%	3,954
Benchmark	09/21/01	3,483	07/01/05	9.250%	3,466
Sterling Plaza	09/20/01	4,197	09/01/05	8.750%	4,175
Green Oaks	09/21/01	3,189	10/01/05	8.375%	3,172
Townsend Square	09/20/01	5,005	10/01/05	8.500%	4,989
Melbourne Plaza	09/21/01	1,843	11/01/05	8.375%	1,833
Northwest Crossing	09/21/01	1,754	11/01/05	8.375%	1,745
Oak Hill	12/07/95	2,500	01/01/06	7.625%	2,103
Walden Woods	01/01/99	2,835	08/01/06	7.875%	2,590
Big Curve	09/21/01	5,683	10/01/06	9.190%	5,658
Highland Square	09/21/01	4,234	11/01/06	8.870%	4,215
Park Northern	09/21/01	2,484	12/01/06	8.370%	2,463
University Mall	09/21/01	12,874	12/01/06	8.440%	12,837
Rosemeade	09/21/01	3,319	12/01/07	8.295%	3,305
Colony Plaza	09/21/01	3,884	01/01/08	7.540%	3,088
Parkwood (4)	09/21/01	6,371	01/01/08	7.280%	6,353
Richwood (4)	09/21/01	3,282	01/01/08	7.280%	3,273
Commonwealth	02/15/98	3,300	02/15/08	7.000%	2,967
Mariners Crossing	09/01/00	3,516	03/01/08	7.080%	3,468
Pine Island/Ridge Plaza	08/01/99	26,234	07/01/08	6.910%	25,588
Shoppes at Westburry	09/20/01	2,336	10/01/08	7.300%	2,330
Prosperity Centre	09/20/01	7,120	02/01/09	7.875%	7,045
Shoppes of Northport	12/05/00	4,370	02/08/09	6.650%	4,288
Park Promenade	01/31/00	6,500	02/01/10	8.100%	6,413
Skipper Palms	09/21/01	3,617	03/01/10	8.625%	3,611
Jonathan's Landing	09/20/01	2,966	05/01/10	8.050%	2,960
Bluff's Square	09/20/01	10,249	06/01/10	8.740%	10,232
Kirkman Shoppes	09/20/01	9,679	06/01/10	8.740%	9,662
Ross Plaza	09/20/01	6,750	06/01/10	8.740%	6,739
Boynton Plaza	09/20/01	7,637	07/01/10	8.030%	7,622
Pointe Royale	07/28/95	6,000	07/15/10	7.950%	4,975
Plymouth Park East 1 (5)	09/20/01	159	08/01/10	8.250%	158
Plymouth Park East 2 (5)	09/20/01	477	08/01/10	8.250%	474
Plymouth Park North (5)	09/20/01	8,506	08/01/10	8.250%	8,459
Plymouth Park South (5)	09/20/01	636	08/01/10	8.250%	632
Plymouth Park Story North (5)	09/20/01	391	08/01/10	8.250%	389
Plymouth Park West (5)	09/20/01	2,542	08/01/10	8.250%	2,528
Shops at Skylake	07/06/00	16,350	08/01/10	7.650%	15,275
Minyard's	09/20/01	2,586	11/01/10	8.320%	2,578
Forest Village	03/08/01	4,700	04/01/11	7.270%	4,575
Boca Village	09/20/01	8,478	05/01/11	7.200%	8,459
Sawgrass Promenade	09/20/01	8,478	05/01/11	7.200%	8,459

Equity One, Inc.
Debt Summary
as of December 31, 2001
(in thousands)

Property	Loan Closing/ Refinancing Date (1)	Original Loan Amount (2)	Maturity Date	Rate (3)	Dec 31, 2001 Balance
Plaza del Rey	08/01/96	3,050	09/01/11	8.125%	2,368
Lake Mary	11/01/01	25,000	11/01/11	7.250%	24,980
Lake St. Charles	10/29/01	3,950	11/01/11	7.130%	3,947
Marco Island	12/31/01	9,000	01/01/12	6.700%	9,000
Summerlin Square	01/25/99	5,000	02/01/14	6.750%	4,398
Bird Ludlum	02/19/97	13,400	02/15/15	7.680%	11,378
West Lake	05/22/97	5,902	06/01/16	7.875%	5,175
Atlantic Village	10/30/98	5,000	11/01/18	6.850%	4,599
Total Fixed Rate Mortgage Debt (54 loans)		**$ 309,500**	**7.32**	**7.76%**	**$ 296,887**
			(wtd-avg maturity)	(wtd-avg rate)	
Bank Mortgage Debt					
Comerica/4 property loan (6)	09/20/01	24,635	02/28/04	L+200 / P-75	24,635
Comerica/Copperfield (7)	09/20/01	8,000	10/30/03	L+141	8,000
Bank of Nova Scotia/Oakbrook (8)	09/20/01	9,277	11/01/03	L+150	9,277
First Union/Cashmere	09/20/01	5,220	11/30/03	L+165	5,198
Bank of America/Wurzbach	09/20/01	1,053	12/31/04	L+225	1,050
Total Bank Mortgage Debt		**$ 48,185**			**$ 48,160**
Revolving Credit Facilities (9)					
City National Bank (10)	02/04/99	$ 20,640	05/04/02	L+225	$ 1,409
Bank Leumi (11)	09/17/01	30,000	09/16/02	L+125	26,000
Total Revolving Credit Facilities		**$ 50,640**			**$ 27,409**
Total Debt					**$ 372,456**

Maturity Schedule by Year	Scheduled Amortization	Balloon Payments (12)	Total	
2002	$ 5,561	$ 11,676	$ 17,237	Includes current balances of Bank Facilities
2003	5,732	35,409	41,141	
2004	6,158	10,288	16,446	
2005	6,380	51,087	57,467	
2006	6,233	26,470	32,703	
2007	6,066	2,864	8,930	
2008	5,745	42,217	47,962	
2009	5,336	7,663	12,999	
2010	4,505	68,564	73,069	
2011	3,180	44,410	47,590	
Thereafter	9,633	7,279	16,912	
Total	**$ 64,529**	**$ 307,927**	**$ 372,456**	

Equity One, Inc.
Debt Summary
as of December 31, 2001
(in thousands)

---

(1)   The more recent of the loan closing/assumption date and the date of any subsequent additional funding.

(2)   The principal amount on the loan closing/assumption date, adjusted to reflect any subsequent additional funding.

(3)   The rate in effect on December 31, 2001. Several of the 'Bank Mortgage Loans' have rate swaps or locks in place for some or all of their remaining maturities, as noted in the footnotes, below.

(4)   The mortgage balances for Parkwood and Richwood represent the future minimum lease payments (net of imputed interest) attributable to lease payments on these two properties, both of which are owned pursuant to capital lease obligations.

(5)   All of the Plymouth loans are with Sun Life of Canada. In the case of Plymouth Park North and East, the collateral has been split into two parts; hence the two individual loans.

(6)   This Comerica facility is secured by Grogans Mill ($7,995), Steeplechase ($6,305), Mission Bend ($6,370) and Beechcrest ($3,965). The floating rate is L+150, but has been fixed at 6.88% (5.38% + 1.50%) through February 19, 2002, after which the rate will float at L + 200.

(7)   The floating rate is L + 141, but has been fixed at 6.49% (5.08% + 1.41%) through October 30, 2003. This loan was repaid in full on January 18, 2002 without any prepayment penalty.

(8)   The Oakbrook loan was repaid in full on February 15, 2002, without any prepayment penalty. Also see Note 11.

(9)   On or about February 22, 2002, we expect to close a new $29,400 secured, revolving, line of credit with a major bank. The facility will be secured by Oakbrook, Mandarin Landing (to be released by City National Bank with a reduction in that facility from $17,286 to $10,286), Hedwig, Albertson Bissonet and Albertson Spring Shadow. The last three properties will be released by Bank Leumi, to be replaced by negative pledges on Pompano and Ryanwood.

(10)   The CNB Line was authorized to $20,640 as of December 31, 2001, and is secured by Mandarin Landing and Mini-storage, Skylake Phase III land, Montclair Apartments, Beauclerc Village and East Bay Plaza. Effective February 4, 2002, the line was extended for an additional 90 days, with advances limited to $17,826 due to the sale of the EQY Building. Also see Note 11.

(11)   The Bank Leumi facility is secured by negative pledges on Hedwig, McMinn, SW Walgreens, Albertson's Bissonnet, Albertson's Spring Shadows, Bandera, Market at First Colony and Mason Park. Also see Note 11.

(12)   Represents the entire principal balance of a maturing loan on the maturity date.

Equity One, Inc.
Property Status Report
as of December 31, 2001

Property	City	Year Built/ Renovated	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor * Owned SF	Supermarket Anchor * Shadow SF	Supermarket Anchor * Name Exp Date	Other Anchor Tenants	Average Base Rent per Occ SF
FLORIDA (43)											
North Florida (9)											
Atlantic Village	Atlantic Beach	1984 / 1998	100,559	96.2%	24	1	39,795		Publix (10/31/2008)	Jo-Ann Fabrics, Dollar Tree	$ 10.06
Beauclerc Village	Jacksonville	1962 / 1988	71,127	49.2%	9	3				Walgreen's*, Big Lots	6.33
Commonwealth	Jacksonville	1984 / 1998	81,467	95.2%	14	2	48,997		Winn-Dixie (2/28/2018)		8.00
Ft. Caroline	Jacksonville	1985 / 1995	74,546	96.3%	11	3	45,500		Winn-Dixie (5/31/2015)	Eckerd's* (Bealls Outlet)	7.29
Forest Village	Tallahassee	2000	71,526	93.3%	16	1	37,866		Publix (4/30/2020)		10.21
Losco	Jacksonville	2000	8,700	63.2%	5	2		45,820	Winn-Dixie		19.45
Mandarin Landing	Jacksonville	1976 / 2000	141,565	97.1%	35	2	34,400		Publix (2/14/2007)	Office Depot, Eckerd's	8.85
Monument Point	Jacksonville	1985 / 1997	75,128	100.0%	13	0	46,772		Winn-Dixie (3/27/2005)	Eckerd's	6.53
Oak Hill	Jacksonville	1985 / 1997	78,492	100.0%	19	0	39,795		Publix (5/11/2005)	Walgreen's* (Bonus Dollar)	6.86
Central Florida (6)											
Eustis Square	Eustis	1983 / 1997	126,791	87.4%	18	9	38,520		Publix (11/30/2004)	Walgreen's* (Bealls Outlet)	6.69
Forest Edge	Orlando	1983 / 1997	68,631	100.0%	12	0	42,075		Winn-Dixie (8/8/2007)	Autozone	7.10
Kirkman Shoppes	Orlando	1973	88,820	100.0%	32	0				Eckerd's	17.43
Lake Mary	Orlando	1988 / 2001	339,084	95.9%	60	9	63,139		Albertson's (6/30/2012)	K-Mart, Sun Star Theatres	10.60
Park Promenade	Orlando	1987 / 2000	125,818	100.0%	27	0	55,000		Publix (2/9/2007)	Blockbuster, Orange, County Library	9.29
Walden Woods	Plant City	1985 / 1998	75,336	98.7%	10	1	46,636		Winn-Dixie* (11/30/08)	Walgreen's	6.59
West Coast Florida (8)											
East Bay Plaza	Largo	1985 / 1997	85,426	57.7%	18	4		53,000	Albertson's	Family Dollar	9.49
Lake St. Charles	Tampa	1999	57,015	100.0%	8	0	46,295		Kash N' Karry (6/30/2019)		9.46
Marco Town Center	Marco Island	2001	109,574	83.4%	32	13	27,887		Publix (1/31/2018)		16.39
Mariners Crossing	Spring Hill	1989 / 1999	85,507	90.6%	13	2	48,315		Kash 'N Karry (4/30/2020)		8.02
Ross Plaza	Tampa	1984 / 1996	85,903	94.8%	16	4				Walgreen's, Ross Dress for Less	8.70
Shoppes of North Port	North Port	1991	84,705	100.0%	22	0	48,890		Publix (12/11/2011)	Beall's Outlet	9.45
Skipper Palms	Tampa	1984	86,503	100.0%	17	0	53,012		Winn-Dixie (5/31/2016)		8.49
Summerlin Square	Fort Myers	1986 / 1998	109,156	91.9%	23	5	45,500		Winn-Dixie (6/4/2006)	Eckerd's	10.49
South Florida - Dade/Broward/Palm Beach (20)											
Bird Ludlum	Miami	1988 / 1998	192,282	100.0%	50	0	44,400		Winn-Dixie (12/31/2007)	Blockbuster, Eckerd's	13.86
Bluffs Square	Jupiter	1986	132,395	98.2%	46	5	39,795		Publix (10/22/2006)	Walgreen's	11.11
Boca Village	Boca Raton	1978	94,111	99.3%	23	1	36,000		Publix (3/31/2007)	Eckerd's	13.66
Boynton Plaza	Boynton Beach	1978 / 1999	99,324	88.9%	26	4	37,664		Publix (8/31/2003)	Eckerd's	9.92
Cashmere Corners	Port St. Lucie	2001	89,234	97.6%	17	1	59,448		Albertson's (4/30/2025)		7.67
Jonathan's Landing	Jupiter	1997	26,820	100.0%	12	0		53,850	Albertson's	Blockbuster	17.44
Lantana Village	Lantana	1976 / 1999	176,110	99.4%	25	1	39,473		Winn-Dixie (2/15/2011)	K-Mart	6.32
Oakbrook	Palm Beach Gardens	1974 / 2010	225,073	86.2%	23	12	44,400		Publix (10/31/2020)	Eckerd's, Roly's Bistro Jacobson Stores, Inc.	8.83

Equity One, Inc.
Property Status Report
as of December 31, 2001

Property	City	Year Built/ Renovated	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor * Owned SF	Supermarket Anchor * Shadow SF	Supermarket Anchor * Name Exp Date	Other Anchor Tenants	Average Base Rent per Occ SF
Pine Island	Davie	1983 / 1999	254,907	99.7%	47	1	39,943		Publix (11/30/2013)	Home Depot Expo, Rite Aid	$ 9.13
Plaza Del Rey	Miami	1985 / 1996	50,146	94.5%	20	1				Navarro Pharmacy	12.85
Point Royale	Miami	1970 / 2000	209,863	94.6%	24	2	45,350		Winn-Dixie (2/18/2011)	Best Buy, Eckerd's	6.40
Pompano	Pompano Beach	1968 / 2001	80,697	100.0%	1	0				Lowe's	6.69
Prosperity Centre	Palm Beach Gardens	1993	122,106	100.0%	9	0				Office Depot, Barnes & Noble, Bed Bath & Beyond, Carmine's, TJ Maxx	14.70
Ridge Plaza	Davie	1984 / 1999	155,204	96.7%	26	3		see Pine Island		AMC Theater, Kabooms, Republic Security Bank, Uncle Funny's, The Round Up	8.75
Ryanwood	Vero Beach	1987	114,925	95.7%	30	3	39,795		Publix (3/23/2017)		8.95
Sawgrass Promenade	Deerfield Beach	1982 / 1998	107,092	99.1%	28	1	36,464		Publix (11/30/2004)	Blockbuster, Walgreen's	11.28
Shops at Skylake	North Miami Beach	1999/2000-01	174,199	96.6%	43	4	51,420		Publix (7/31/2019)	Blockbuster, Goodwill	15.18
University Mall	Ft. Lauderdale	1973	326,307	19.3%	21	24				Eckerd's	10.22
West Lakes Plaza	Miami	1984 / 2000	100,747	100.0%	27	0	46,216		Winn-Dixie (10/31/2016)	Navarro Pharmacy	10.58
Westburry	Miami	1988	33,706	100.0%	21	0					16.09
TOTAL SHOPPING CENTERS FLORIDA (43)			**4,996,627**	**89.8%**	**973**	**124**	**1,368,762**	**152,670**			**$ 10.14**
TEXAS (32)											
Houston (15)											
Albertson's Bissonnet	Houston	1999	15,542	100.0%	8	0		63,000	Albertson's	Blockbuster	14.85
Albertson's Spring Shadows	Houston	1999	36,611	88.0%	14	2		62,322	Albertson's		16.32
Barker Cypress	Houston	2001	61,720	81.7%	8	2	41,320		H.E. Butt (01/31/2014)		11.70
Beechcrest	Houston	1981 / 2001	90,797	98.3%	14	1	40,345		Randall's* (Viet Ho) (6/24/2016)	Walgreen's*	8.88
Benchmark Crossing	Houston	1986	58,384	100.0%	5	0				Bally's Fitness	12.13
Colony Plaza	Houston	1997	26,530	87.2%	13	2		55,513	Albertson's (dark)		18.61
Copperfield	Houston	1994	160,695	48.4%	30	6				JoAnn's Fabrics	11.78
Grogan's Mill	Houston	1986	118,398	99.2%	27	1	56,558		Randall's (6/24/2016)	Petco	11.76
Hedwig	Houston	1974	69,504	100.0%	13	0				Target (shadow), Wherehouse Music, Marshall's (shadow), Ross	13.58
Highland Square	Houston	1998	64,171	99.7%	26	1				Radio Shack, Smoothie King	15.89
Market at First Colony	Houston	1988	107,301	95.3%	34	2		62,000	Kroger's	TJ Maxx, Eckerd's	15.28
Mason Park	Houston	1998	160,047	75.0%	31	8		58,890	Kroger's	Walgreen's* (Eloise Collectibles) Palais Royal, Petco	12.05
Mission Bend	Houston	1980 / 1999	129,675	91.9%	24	2	46,112		Randall's (6/24/2016)	Factory 2 U Stores, Inc.	9.04
Steeplechase	Houston	1985	104,002	98.4%	25	1	56,208		Randall's (6/24/2016)		11.19
Woodforest	Houston	1991	12,741	100.0%	4	0					16.10
Dallas (15)											
Benbrook	Fort Worth	1969	247,422	65.9%	16	9				Sutherland Lumber, JoAnn Fabrics DHT Ventures, Oliver Dyer	3.04
Green Oaks	Dallas	1983	65,091	70.6%	22	10		58,000	Kroger's		11.42
Melbourne Plaza	Dallas	1983	47,517	86.6%	15	3					11.06
Minyards	Garland	2000	58,695	100.0%	1	0	58,695		Minyard's (12/31/2029)		6.40
Northwest Crossing	Dallas	1983	33,366	86.8%	15	2				Blockbuster	10.85

Equity One, Inc.
Property Status Report
as of December 31, 2001

Property	City	Year Built/ Renovated	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor * Owned SF	Supermarket Anchor * Shadow SF	Supermarket Anchor * Name Exp Date	Other Anchor Tenants	Average Base Rent per Occ SF
Parkwood	Dallas	1985	81,590	88.1%	18	2		62,000	Albertson's	Planet Pizza	$ 13.39
Plymouth East	Dallas	1970	56,435	100.0%	10	0	42,130		Kroger (11/30/2013)		4.18
Plymouth North	Dallas	1970	444,221	51.6%	39	20				Blockbuster, Dollar General, Thrift of America, US Postal Service	7.18
Plymouth South	Dallas	1970	49,102	85.8%	5	2				Betcha Bingo	6.77
Plymouth West	Dallas	1970	178,810	88.8%	12	4				Bargain City, Tok Won Kim	4.33
Richwood	Dallas	1984	54,872	83.3%	22	6		61,877	Albertson's	Blockbuster	16.32
Rosemeade Park	Dallas	1986	49,554	85.6%	15	4		58,900	Kroger	Blockbuster, Allure Health & Spa	13.49
Sterling Plaza	Dallas	1989	65,205	96.7%	15	1				Bank One, Wherehouse Entertainment	14.13
Townsend	Desoto	1990	140,436	84.5%	35	4		60,349	Albertson's	Stage Stores, Victory Gym, Tutor Time	9.14
Village Park	Dallas	1988	44,387	58.4%	6	6				Toy's R' Us (shadow), Petco (shadow)	16.22
San Antonio (2)											
Bandera Festival	San Antonio	1989	189,438	78.8%	24	7				Eckerd's*, Blockbuster, Kmart	8.69
Wurzbach	San Antonio	1979	59,771	100.0%	3	0	52,957		Albertson's (12/31/2004)		2.86
TOTAL SHOPPING CENTERS TEXAS (32)			**3,082,030**	**79.7%**	**549**	**108**	**394,325**	**602,851**			**$ 9.83**
ARIZONA (3)											
Big Curve	Yuma	1969 / 1996	126,402	97.9%	31	1		60,000	Albertson's	Michael's (shadow), Walgreen's Miller's Outpost	9.55
Park Northern	Phoenix	1982 / 1996	126,852	88.3%	20	7	51,511		Safeway (5/31/2003)	Beall's, Showbiz Pizza	6.43
Southwest Walgreen's	Phoenix	1975 / 1998	78,398	100.0%	17	0	27,064		Food City (5/31/2005)	Walgreen's	7.36
TOTAL SHOPPING CENTERS ARIZONA (3)			**331,652**	**94.7%**	**68**	**8**	**78,575**	**60,000**			**$ 7.89**
TENNESSEE (1)											
McMinn Plaza	Athens	1982 / 1994	107,200	72.8%	7	2	60,000		Ingles (1/30/2019)		7.18
TOTAL SHOPPING CENTERS TENNESSEE (1)			**107,200**	**72.8%**	**7**	**2**	**60,000**	**0**			**$ 7.18**
TOTAL SHOPPING CENTERS (79)			**8,517,509**	**86.1%**	**1,597**	**242**	**1,901,662**	**815,521**			**$ 9.80**
OTHER COMMERCIAL PROPERTIES (3)											
El Novillo	Miami Beach	1970 / 2000	10,000	100.0%	1	0				Jumbo Buffet	13.67
Epsilon	W. Palm Beach	1925 / 1997	18,707	100.0%	5	0					14.74
EQY Building **	Miami Beach	1959 / 1996	28,780	81.8%	12	3					16.01
TOTAL SHOPPING & COMMERCIAL PPTY (82)			**8,574,996**	**86.1%**	**1,615**	**245**	**1,901,662**	**815,521**			**$ 9.84**
Mandarin Mini-storage	Jacksonville	1982	52,880	98.7%	527	7					NA
Montclair Apartments	Miami Beach	1950 / 2000	9,375	100.0%	20	0					NA
Coral Way N.E. Land	Miami										
Coral Way S.E. Land	Miami										
GRAND TOTAL (86)			**8,637,251**		**2,162**	**252**	**1,901,662**	**815,521**			

Total Square Footage does not include shadow anchor square footage which is not owned or controlled by Equity One.
* Indicates a tenant which continues to pay rent, but has closed its store and ceased operations. The subtenant, if any, is shown in ( ).
** The EQY Building was sold on February 1, 2002.

Equity One, Inc.
Annual Minimum Rent by Location
as of December 31, 2001


Annual Minimum Rent
by Location
San Antonio
2%
AZ
3%
TN
1%
North FL
7%
Central FL
11%
Dallas
13%
West FL
9%
Houston
18%
South FL
36%

Region	Count	AMR	%	State	State Total
North FL	9	$ 5,373,283			
Central FL	6	7,881,528			
West FL	8	6,422,993			
South FL	23	25,842,056	63%	Florida	$ 45,519,860
Houston	15	12,971,971			
Dallas	15	9,694,987			
San Antonio	2	1,467,993	33%	Texas	24,134,951
AZ	3	2,477,657	3%	Arizona	2,477,657
TN	1	560,307	1%	Tennessee	560,307
Total	82	$ 72,692,776	100%		$ 72,692,776

Note: Chart excludes Montclair, mini-storage and 2 developments.

Equity One, Inc.
Real Estate Developments and Other Recent Activity
as of December 31, 2001
(in thousands, except square footage data)

1) **Lake Mary Shopping Center**
   Lake Mary, Florida

   A 25,000 square foot addition for Euro Fitness Center is completed and reflected on the December 31, 2001 Property Status Report. An additional 10,000 square foot addition is under construction, and is reflected on the December 31, 2001 Property Status Report.

2) **Plaza Allegre (Coral Way S.E.)**
   Miami, Florida

   We expect to begin construction shortly of an 84,000 square foot shopping center on an 8.5 acre site located on the southeast corner of S.W. 147th Avenue and Coral Way in southwest Miami-Dade County. Plaza Allegre will feature a 44,000 square foot Publix supermarket, a 14,000 square foot junior anchor, 16,000 square feet of local retail space, 10,000 square feet of office space and two out parcels. The target completion date is February 2003. The development is expected to cost a total of $10,000 (including $2,000 to purchase the site pursuant to an existing option agreement), and is expected to yield approximately 11.5% upon stabilization in the fourth quarter of 2003. This development is not reflected on the December 31, 2001 Property Status Report, although the land parcel is listed as a property.

3) **Coral Way, N.E.**
   Miami, Florida

   We own a 4.0 acre parcel at the northeast corner of S.W. 147th Avenue and Coral Way across the street from Plaza Allegre, upon which we expect to commence construction of a 25,000 square foot drug-store anchored shopping center in the third quarter of 2002 with a target completion in the fourth quarter of 2003. This development is not reflected on the December 31, 2001 Property Status Report, although the land parcel is listed as a property.

4) **University Mall**
   Pembroke Pines, Florida

   Discussions are underway with a major retailer regarding a complete redevelopment of this property.

5) **Plymouth Park North**
   Irving, Texas

   Discussions are underway with a local supermarket chain regarding a potential lease at this property.

6) **Oakbrook Square**
   Palm Beach Gardens, Florida

   Discussions are underway with a number of retailers regarding a possible tenancy upon the maturity of the Jacobson's lease.

7) **Beauclerc Shopping Center**
   Jacksonville, FL

   Leases are signed for two large vacancies to Goodwill Industries and Beall's Outlet. This leasing activity is not reflected on the December 31, 2001 Property Status Report, as the tenants have not yet occupied the spaces.

8) **EQY Office Building**
   Miami Beach, FL

   We sold the Equity One office building in Miami Beach, Florida to the City of Miami Beach on February 1, 2002 for a price of $6,050. We expect to realize a gain on the sale of this property in the amount of approximately $4,300. In connection with the sale, we will also receive $450 as a settlement for pending litigation against the City of Miami Beach.

9) **Copperfield**
   Houston, Texas

   A letter of intent is being negotiated with a national health & fitness center regarding a potential 35,000 square foot lease at this property.

10) **Albertsons Bissonnet**
    Houston, Texas

    Discussions are underway with a major bank regarding a build-to-suit on the vacant outparcel.

Equity One, Inc.
Joint Venture Investments
as of December 31, 2001
(in thousands, except square footage data)

<u>**Owned Joint Ventures ***</u>

1) City Centre
   Palm Beach Gardens, Florida

   City Centre is a 93,565 square foot office/retail center that was 95.5% occupied as of 12/31/01. The property includes a parcel of land slated for future office development. The property is encumbered by an 8.54% fixed-rate mortgage loan with a balance of $13,079 on 12/31/01, which matures on 4/1/10. Equity One increased its 25.05% interest in this property to 50% in November 2001 for an additional cost of $1.4 million.

2) Park Place
   Plano, Texas

   Park Place is a 112,478 square foot retail center that was 100% occupied as of 12/31/01. The development plan calls for the construction of two additional phases totaling 29,000 square feet at a cost of $2,600, with completion targeted for December 2003. The property is encumbered by a floating rate loan (L+185, though certain tranches have been rate-locked) with a balance of $13,951, which matures on 4/6/02. Discussions are underway for a replacement facility at comparable terms. Equity One owns a 50% interest in this property.

3) Oaks Square
   Gainesville, Florida

   Oaks Square is a 119,355 square foot retail center that was 100% occupied as of 12/31/01. The property is encumbered by a 7.63% fixed-rate mortgage loan with a balance of $16,786 on 12/31/01, which matures on 12/31/10. Equity One owns a 50% interest in this property.

* *Equity One accounts for these three joint venture interests using the equity method.*

<u>**Joint Venture Dispositions**</u>

1) Northmil Shopping Center
   Palm Beach Gardens, Florida

   Equity One sold its 25.05% interest in this supermarket-anchored center in October 2001 for its cost of $414.

2) Fishhawk Shopping Center
   Tampa, Florida

   Equity One sold its 50% interest in this retail center in November 2001 for its cost of $1,054.

3) Abacoa Shopping Center
   Palm Beach Gardens, Florida

   Equity One sold its 25.05% interest in this supermarket-anchored center in November 2001 for its cost of $1,180.

Equity One, Inc.
Shopping Center & Commercial Property Tenant Concentration Schedule
as of December 31, 2001

Tenant	Number of Stores	Square Feet	% of Total Square Feet	Annualized Minimum Rent	% of Total Annualized Minimum Rent	Average Minimum Rent
Top Ten Tenants						
Publix	16	647,634	7.6%	$ 4,004,304	5.5%	$ 6.18
Winn Dixie	11	503,931	5.9%	3,191,701	4.4%	6.33
Randall's	4	199,223	2.3%	1,431,823	2.0%	7.19
K Mart	3	257,768	3.0%	1,268,768	1.7%	4.92
Eckerd's	13	130,979	1.5%	1,063,720	1.5%	8.12
Walgreens	10	154,996	1.8%	1,031,839	1.4%	6.66
Blockbuster	11	63,116	0.7%	989,016	1.4%	15.67
Albertson's	4	177,544	2.1%	868,251	1.2%	4.89
Kash N' Karry	2	94,610	1.1%	726,425	1.0%	7.68
Bed, Bath & Beyond	1	37,525	0.4%	562,875	0.8%	15.00
Sub-total Top Ten Tenants	**75**	**2,267,326**	**26.4%**	**$ 15,138,722**	**20.8%**	**$ 6.68**
Remaining Tenants	1,540	5,119,832	59.7%	57,554,054	79.2%	11.24
Sub-total All Tenants	**1,615**	**7,387,158**	**86.1%**	**$ 72,692,776**	**100.0%**	**$ 9.84**
Vacant	245	1,187,838	13.9%	0	0.0%	0.00
Total including Vacant	**1,860**	**8,574,996**	**100.0%**	**$ 72,692,776**	**100.0%**	**$ 8.48**

Equity One, Inc.
Shopping Center and Comercial Property Lease Expiration Schedule
as of December 31, 2001

Date	Number of Tenants (1)	Square Feet	Percent of Total Square Feet	Annualized Minimum Rent at Expiration (2)	Percent of Total Annualized Minimum Rent	Average Annual Minimum Rent per Square Foot
M-T-M	0	0	0.0%	$ 0	0.0%	NA
2002	315	716,612	8.4%	9,379,456	12.4%	13.09
2003	335	1,081,683	12.6%	10,855,309	14.3%	10.04
2004	335	964,056	11.2%	10,917,544	14.4%	11.32
2005	226	872,899	10.2%	8,806,262	11.6%	10.09
2006	183	854,401	10.0%	9,330,902	12.3%	10.92
2007	47	430,491	5.0%	4,108,437	5.4%	9.54
2008	33	268,914	3.1%	3,651,016	4.8%	13.58
2009	25	126,614	1.5%	2,013,378	2.7%	15.90
2010	46	265,674	3.1%	2,804,655	3.7%	10.56
2011	21	393,061	4.6%	2,893,753	3.8%	7.36
Thereafter	48	1,412,753	16.5%	11,159,987	14.7%	7.90
Sub-total / Average	**1,614**	**7,387,158**	**86.1%**	**$ 75,920,699**	**100.0%**	**$ 10.28**
Vacant	245	1,187,838	13.9%	0	NA	NA
Total / Average	**1,859**	**8,574,996**	**100.0%**	**$ 75,920,699**	**100.0%**	**$ 8.85**



Annual Lease Expirations

(1)   Includes 21 tenants who use 0 square feet but pay rent under various usage agreements.
       Excludes 1 tenant who uses 0 square feet and does not pay rent, but makes certain other payments (i.e. CAM or RE Tax).
(2)   Includes the rent from 21 tenants who use 0 square feet but pay rent under various usage agreements.

Equity One, Inc.
Stock Price and Volume Statistics *
for the three months ended December 31, 2001





*Data obtained from Yahoo Chart Services